February 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun

Re:         Counter Press Acquisition Corporation

Registration Statement on Form S-1

Filed December 21, 2021

File No. 333-261788

Dear Mr. McPhun,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Counter Press Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on February 8, 2022, or as soon as thereafter practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

BTIG, LLC

By:	/s/ Gil Ottensoser
Name:	Gil Ottensoser
Title:	Managing Director

As Representatives of the underwriters

EarlyBirdCapital, Inc.

By:	/s/ Michael Powell
Name:	Michael Powell
Title:	Senior Managing Director

As Representatives of the underwriters